EXHIBIT (a)(5)(A)

Helix BioMedix Announces Final Results of Warrant Exchange
Bothell, Washington — June 1, 2005

Helix BioMedix (HXBM.OB), a developer of synthetic bioactive peptides, today announced the final results of its warrant exchange, which expired at 9:00 a.m. New York Time, on May 31, 2005. The Company commenced the exchange offer on March 1, 2005 to exchange up to 6,216,700 warrants to purchase shares of common stock. Based on the final count by the U.S. Stock Transfer Corporation, 5,458,425 warrants to purchase shares of common stock were properly tendered and not withdrawn in exchange for shares of common stock of the Company. The aggregate shares of common stock purchased by holders of existing warrant shares equaled 4,946,662, and the aggregate to the Company from the proceeds of the exchange offer, including fees and expenses associated with the exchange offer, is approximately $1,511,373.50. As a result of the completion of the exchange offer, the Company has approximately 20,158,193 million shares of common stock outstanding.

About Helix BioMedix
Helix BioMedix, Inc. is an early-stage biotechnology company that has a portfolio of issued patents that covers six distinct classes of peptides, covering over 100,000 unique peptide sequences. The company’s mission is to become the industry leader in developing and commercializing small proteins known as bioactive peptides. The antimicrobial and wound healing properties of these peptides qualify them for inclusion in a wide range of both pharmaceutical and consumer products. The company is currently focused on the development of selected peptides as topical anti-infectives and in wound healing. Non-pharmaceutical applications being pursued by Helix BioMedix include adjuvants for cosmetics/cosmeceuticals, personal care, plant health, animal health and wide-spectrum biocides. More information about the company and its proprietary peptides can be found on the company’s website at www.helixbiomedix.com.

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Contact:

Helix BioMedix, Inc.
David Kirske, 425-402-8400
dkirske@helixbiomedix.com
  or
Investor Relations:
Cameron Associates
Alison Ziegler, 212-554-5469
alison@cameronassoc.com